American Lithium Corp.

Condensed Interim Consolidated Financial Statements

For the three months ended May 31, 2023 and 2022

(Expressed in Canadian Dollars - Unaudited)

American Lithium Corp.

Table of Contents

(Expressed in Canadian Dollars - Unaudited)

2

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements have been prepared by and are the responsibility of management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim financial statements by an entity's auditor.

3

American Lithium Corp.

(Expressed in Canadian Dollars - Unaudited)

Condensed Interim Consolidated Statements of Financial Position

		May 31,	February 28,
	Notes	2023	2022
		$	$
ASSETS
Current
Cash and cash equivalents	4	10,546,864	11,985,766
Short-term investments	5	23,918,666	28,636,414
Amounts receivable		412,060	400,804
Prepaid expenses and deposits		2,712,885	2,109,932
		37,590,475	43,132,916
Non-current assets
Deposits		34,022	34,023
Property and equipment	6	192,906	51,885
Exploration and evaluation assets	7	150,257,776	150,257,776
Reclamation bonds	8	594,451	594,713
Right-of-use assets	9	189,377	208,828
		188,859,007	194,280,141

LIABILITIES
Current
Accounts payable and accrued liabilities	10,13	1,886,937	1,663,785
Current portion of lease liabilities	9	77,613	74,981
		1,964,550	1,738,766
Non-current liabilities
Lease liabilities	9	130,854	151,308
		2,095,404	1,890,074

EQUITY
Share capital	12	263,292,214	261,911,478
Equity reserves	12	49,854,557	45,739,342
Deficit		(126,916,799)	(115,791,176)
Accumulated other comprehensive income		533,631	530,423
		186,763,603	192,390,067
		188,859,007	194,280,141

Nature of operations (Note 1)

Subsequent events (Note 18)

Approved on behalf of the Board of Directors on July 13, 2023:

/s/ G. A. (Ben) Binninger	/s/ Claudia Tornquist
G. A. (Ben) Binninger, Director	Claudia Tornquist, Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4

American Lithium Corp.

(Expressed in Canadian Dollars - Unaudited)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

		For the three months ended
	Notes	May 31, 2023	May 31, 2022
		$	$

Expenses
Conferences and tradeshows		86,677	30,923
Consultancy and employment costs		217,101	173,290
Depreciation	6,9	28,641	22,429
Exploration and evaluation expenditures	13	4,735,199	4,151,536
Finance charge	9,11	6,605	38,032
Foreign exchange loss (gain)		44,833	94,434
General and administrative		75,717	46,664
Insurance		395,040	26,287
Management and directors fees	13	516,750	388,954
Marketing		234,119	128,145
Professional fees		428,522	304,308
Regulatory and transfer agent fees		58,318	40,398
Share-based compensation	12,13	4,677,327	3,450,754
Travel		61,593	135,430
		(11,566,442)	(9,031,584)
Other items
Interest income		440,819	107,940
Net loss for the period		(11,125,623)	(8,923,644)
Other comprehensive loss
Foreign currency translation adjustment		3,208	(69,136)
Comprehensive loss for the period		(11,122,415)	(8,992,780)

Basic and diluted loss per share		(0.05)	(0.04)

Weighted average number of common shares outstanding		214,329,604	204,744,763

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5

American Lithium Corp.

(Expressed in Canadian Dollars - Unaudited)

Condensed Interim Consolidated Statements of Cash Flows

	For the three months ended
	May 31, 2023	May 31, 2022
	$	$
Cash flows used in operating activities
Net loss for the period	(11,125,623)	(8,923,644)
Items not affecting cash and cash equivalents
Depreciation	28,641	22,429
Finance charge	6,606	38,032
Share-based compensation	4,677,327	3,450,754
Accrued interest receivable	(128,153)	(143,488)
Changes in non-cash working capital items
Amounts receivable	(11,256)	99,121
Prepaid expenses and deposits	(602,952)	252,192
Accounts payable and accrued liabilities	223,152	481,995
Cash used in operating activities	(6,932,258)	(4,722,609)

Cash flows used in investing activities
Redemption of short-term investments	12,101,301	-
Purchase of short-term investments	(7,257,649)	-
Purchase of equipment	(150,213)	(9,777)
Refund of reclamation bonds	-	64,775
Cash provided by investing activities	4,693,439	54,998

Cash flows from financing activities
Stock options exercised	801,908	1,911,285
Warrants exercised	16,716	181,647
Repayment of lease liabilities	(24,386)	(8,241)
Cash provided by financing activities	794,238	2,084,691

Effect of exchange rate changes on cash and cash equivalents	5,679	(64,570)

Change in cash and cash equivalents during the period	(1,438,902)	(2,647,490)
Cash and cash equivalents, beginning of period	11,985,766	19,698,762
Cash and cash equivalents, end of period	10,546,864	17,051,272

Supplementary cash flow disclosures (Note 17)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

6

American Lithium Corp.

(Expressed in Canadian Dollars - Unaudited)

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

			Reserves
	Number of Shares	Share Capital	Warrants	Share Options	RSU	PSU	Total	Deficit	Accumulated Other Comprehensive Income (Loss)	Total
		$	$	$	$	$	$	$	$	$
Balance at February 28, 2022	204,280,109	230,593,327	26,298,204	15,171,039	172,093	-	41,641,336	(81,282,105)	(151,115)	190,801,443
Share-based compensation	-	-	-	2,131,373	1,319,381	-	3,450,754	-	-	3,450,754
Stock options exercised	1,064,967	3,055,614	-	(1,144,329)	-	-	(1,144,329)	-	-	1,911,285
Stock options cancelled	-	-	-	(19,401)	-	-	(19,401)	19,401	-	-
Warrants exercised	60,549	181,647	-	-	-	-	-	-	-	181,647
Loss for the year	-	-	-	-	-	-	-	(8,923,644)	-	(8,923,644)
Other comprehensive income	-	-	-	-	-	-	-	-	(69,136)	(69,136)
Balance at May 31, 2022	205,405,625	233,830,588	26,298,204	16,138,682	1,491,474	-	43,928,360	(90,186,348)	(220,251)	187,352,349
Share issued for exploration and evaluation assets	3,400,000	10,084,000	-	-	-	-	-	-	-	10,084,000
Share-based compensation	-	-	-	4,585,564	4,526,865	-	9,112,429	-	-	9,112,429
Stock options exercised	2,377,622	4,660,536	-	(1,988,429)	-	-	(1,988,429)	-	-	2,672,107
Stock options cancelled	-	-	-	(1,138,070)	-	-	(1,138,070)	1,138,070	-	-
Warrants exercised	2,905,733	13,336,354	(4,174,948)	-	-	-	(4,174,948)	-	-	9,161,406
Loss for the year	-	-	-	-	-	-	-	(26,742,898)	-	(26,742,898)
Other comprehensive income	-	-	-	-	-	-	-	-	750,674	750,674
Balance at February 28, 2023	214,088,980	261,911,478	22,123,256	17,597,747	6,018,339	-	45,739,342	(115,791,176)	530,423	192,390,067
Share-based compensation	-	-	-	1,195,450	2,852,544	629,333	4,677,327	-	-	4,677,327
Stock options exercised	540,600	1,363,257	-	(561,349)	-	-	(561,349)	-	-	801,908
Warrants exercised	5,572	17,479	(763)	-	-	-	(763)	-	-	16,716
Loss for the year	-	-	-	-	-	-	-	(11,125,623)	-	(11,125,623)
Other comprehensive income	-	-	-	-	-	-	-	-	3,208	3,208
Balance at May 31, 2023	214,635,152	263,292,214	22,122,493	18,231,848	8,870,883	629,333	49,854,557	(126,916,799)	533,631	186,763,603

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

1. NATURE OF OPERATIONS

American Lithium Corp. (the "Company") is incorporated in the Province of British Columbia. The Company is engaged in the business of identification, acquisition, and exploration of mineral interests. The Company's head office is located at 710 - 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada, and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada. The Company's common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the "Exchange") under the symbol "LI", the Frankfurt Stock Exchange under the symbol "5LA", and, effective January 10, 2023, the NASDAQ exchange under the symbol "AMLI".

The Company had a working capital position of $35,625,925 as at the date of these condensed interim consolidated financial statements to fund ongoing development of its properties and provide general working capital. The continuing operations of the Company remain dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and to settle liabilities arising from normal business operations as they become due.

As at May 31, 2023, the Company was in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown as exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a net loss $11,125,625 (May 31, 2023 - $8,923,644) for the three months ended May 31, 2023. As at May 31, 2023, the Company had an accumulated deficit of $126,916,799 (February 28, 2023 - $115,791,176), which has been funded primarily by the issuance of equity. The Company's ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenue sufficient to cover its operating costs. Management believes that the Company has sufficient working capital as at May 31, 2023 to meet the Company's obligations over the twelve month period from the date of the statement of financial position.

2. BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounts Standards ("IAS") 34, "Condensed Interim Financial Reporting" using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

This financial report does not include all the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in the financial position and performance of the Company since the end of the last annual reporting period. Therefore, it is recommended that this financial report be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended February 28, 2023 and 2022.

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American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

2. BASIS OF PRESENTATION (continued)

Statement of compliance (continued)

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Estimates with a significant risk of material adjustment are discussed in Note 3.

Certain accounts have been reclassified to be consistent with the current period classification.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on July 13, 2023.

Basis of preparation

These condensed interim condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value. In addition, the condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow disclosure.

The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Principles of consolidation

The condensed interim consolidated financial statements include the accounts of the Company and the following subsidiaries:

Name	Jurisdiction
American Lithium Holdings Corp.	British Columbia, Canada
Big Smoky Holdings, Inc.	Nevada, USA
Tonopah Lithium Corp.	Nevada, USA
Maran Ventures Ltd. ("Maran")	Nevada, USA
Plateau Energy Metals Inc. ("Plateau")	Ontario, Canada
Macusani Yellowcake S.A.C. ("Macusani")	Peru
Macusani Uranium S.A.C.	Peru

All intercompany transactions, balances, revenue and expenses are eliminated on consolidation. During the year ended February 28, 2023, the Company amalgamated 1032701 Nevada Ltd., 1065604 Nevada Ltd., 1067323 Nevada Ltd., 1134989 Nevada Ltd., 1301420 Nevada Ltd., and 4286128 Nevada Corp. as one company under Tonopah Lithium Corp. In addition, the Company amalgamated Big Smoky Holdings Corp. as one company under American Lithium Holdings Corp.  On January 24, 2023, the Company acquired 100% of the outstanding shares of Maran (Note 7).

9

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION

Significant accounting judgments, estimates and assumptions

The preparation of the Company's condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, and contingent liabilities as at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The more significant areas of judgement and estimation are as follows:

  the estimates and assumptions used in the determination of the measurement of the share-based payments.

Functional currency

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar, except for Macusani where the functional currency is the US dollar.

Transactions in currencies other than an entity's functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated at average rates in effect during the period except for depreciation, which is translated at historical rates. The resulting gains or losses are reflected in profit or loss in the period of translation. Where applicable, the functional currency is translated into the presentation currency using the period end rates for assets and liabilities, while the operations and cash flows are translated using average rates of exchange and the exchange differences arising on translation are recognized in other comprehensive loss. The Company treats specific intercompany balances, which are not intended to be repaid in the foreseeable future, as part of its net investment, whereby the exchange difference on translation is recorded in other comprehensive loss.

Accounting pronouncements not yet adopted

The Company has performed an assessment of new standards issued by the IASB that are not yet effective and has determined that any standards that have been issued would have no or very minimal impact on the Company's condensed interim consolidated financial statements.

10

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

4. CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents include an aggregate of $4,799,484 in cashable guaranteed investment certificates ("GICs") including accumulated interest, which earn interest at rates ranging from 4.8% - 5.2% per annum and mature between February 15, 2024 and February 27, 2024.

In addition, the Company has cashable GICs of $25,000 and $54,658 (US$40,181), which earn interest of 4.43% per annum and mature on January 10, 2024, and an additional $27,500 GIC, which earns interest at 3% per annum and matures on November 29, 2023. These cashable GICs have been assigned as security for the Company's credit cards to the Bank of Nova Scotia and the Toronto Dominion Bank, respectively.

5. SHORT-TERM INVESTMENTS

The Company has an aggregate of $23,918,666 in GIC's including accumulated interest, which earn interest at rates ranging from 4.8% - 5.3% per annum and mature between June 26, 2023 and October 25, 2023.

6. PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture Equipment	Equipment	Leasehold Improvement	Total
	$	$	$	$	$

Cost:
Balance, February 28, 2022	12,960	15,957	-	30,959	59,876
Additions	7,884	9,777	-	-	17,661
Balance, February 28, 2023	20,844	25,734	-	30,959	77,537
Additions	2,529	-	147,684	-	150,213
Balance, May 31, 2023	23,373	25,734	147,684	30,959	227,750

Accumulated depreciation:
Balance, February 28, 2022	4,108	3,933	-	2,064	10,105
Depreciation for the year	5,973	3,382	-	6,192	15,547
Balance, February 28, 2023	10,081	7,315	-	8,256	25,652
Depreciation for the period	1,631	921	5,092	1,548	9,192
Balance, May 31, 2023	11,712	8,236	5,092	9,804	34,844

Net book value:
As at February 28, 2023	10,763	18,419	-	22,703	51,885
As at May 31, 2023	11,661	17,498	142,592	21,155	192,906

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American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

7. EXPLORATION AND EVALUATION ASSETS

	TLC Project	Falchani Project	Macusani Project	Total
	$	$	$	$
Balance, February 28, 2022	25,273,612	93,737,781	16,534,354	135,545,747

Additions:
Acquisition costs	5,056,899	5,152,130	-	10,209,029
Royalty buyback	4,503,000	-	-	4,503,000

Balance, February 28, 2023 and May 31, 2023	34,833,511	98,889,911	16,534,354	150,257,776

TLC Lithium Project ("TLC Project") - Nevada, USA

In August 2018, the Company purchased a series of unpatented lode mining claims located in Nye County, Nevada, USA, from Nevada Alaska Mining Co., Inc. ("TLC Royalty Holder"). The TLC Project was subject to an overriding 2.5% gross royalty, however, as at February 28, 2023, the royalty had been bought back in full.

The Company made the following payments for the TLC Project in during the year ended February 28, 2023:

  June 2022 - the Company paid cash of $4,083,681 (US$3,155,822) to acquire certain privately held agricultural lands along with certain water rights, in the Big Smoky Valley, close to the Company's TLC Project.
  January 2023 - the Company issued 950,000 common shares of the Company at a fair value of $4,503,000 to buy back the remaining one percent (1%) gross overriding royalty on the Company's wholly owned TLC Project.
  January 2023 - the Company issued 200,000 common shares of the Company at a fair value of $946,000 to acquire eight lode mining claims located in Nye County, Nevada, contiguous to of the TLC Project through the acquisition of Maran Ventures Ltd.

Falchani Lithium Project ("Falchani Project"), Macusani Uranium Project ("Macusani Project") - Puno, Peru

Following the acquisition in May 2021 of Plateau and its Peruvian subsidiary, Macusani SAC, the Company holds title, or has court injunctions preserving title, on mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

In June 2022, the Company entered into a mining rights transfer agreement to acquire additional concessions in Southern Peru, close to the Company's Falchani Project. The Company paid $517,130 (US$400,000) and issued 2,250,000 common shares of the Company with a fair value of $4,635,000 to the vendor.

32 of the 174 Falchani Project and Macusani Project concessions now held by the American Lithium's subsidiary, Macusani SAC, are currently subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani's title to the 32 of the 174 concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on these 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures restored the title, rights, and validity of those 32 concessions to Macusani.

12

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

7. EXPLORATION AND EVALUATION ASSETS (continued)

Falchani Lithium Project ("Falchani Project"), Macusani Uranium Project ("Macusani Project") - Puno, Peru (continued)

In November 2021, the Company was made aware and announced that the judicial ruling in relation to those 32 concessions had been issued in favour of Macusani. On November 16, 2021, the Company announced that it had received official notification of the judicial ruling restoring full title to these concessions. On November 25, 2021, the Company confirmed that, as expected, appeals of the judicial ruling were lodged, including by INGEMMET and MINEM. These appeals will be considered by a high court tribunal in due course which is now scheduled for September 7, 2023. If the Company does not ultimately obtain a successful resolution of the Processes, Macusani's title to the concessions could be revoked.  However, the Company would then have further recourse through an appeal to the Supreme Court.

8. RECLAMATION DEPOSITS

Reclamation deposits of $594,451 (February 28, 2023 - $594,713) as at May 31, 2023, consisted of a bond recorded at cost and held as security by the State of Nevada, with regard to certain exploration properties described in Note 7.

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has two leases: one for an office space in Vancouver, Canada and another for an office space in Nevada, USA.

Right-of-Use Assets

Office Leases
$
Cost:
Balance, February 28, 2022	-
Additions	304,438
Foreign exchange adjustment	8,277
Balance, February 28, 2023	312,715
Foreign exchange adjustment	1
Balance, May 31, 2023	312,716

Accumulated depreciation:
Balance, February 28, 2022	25,077
Charge for the year	76,519
Foreign exchange adjustment	2,291
Balance, February 28, 2023	103,887
Charge for the period	19,449
Foreign exchange adjustment	3
Balance, May 31, 2023	123,339

Net book value:
Balance, February 28, 2023	208,828
Balance, May 31, 2023	189,377

13

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Right-of-Use Assets (continued)

Depreciation of right-of-use assets is calculated using the straight-line method over the remaining lease term.

Lease Liabilities

$
As at February 28, 2022	284,859
Lease payments made	(84,318)
Finance charge	28,751
Foreign exchange adjustment	(3,003)
As at February 28, 2023	226,289
Lease payments made	(24,386)
Finance charge	6,606
Foreign exchange adjustment	(42)
208,467
Less: current portion	(77,613)
As at May 31, 2023	130,854

The lease liabilities were discounted at a discount rate of 12%.

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

Fiscal 2024	$73,699
Fiscal 2025	87,059
Fiscal 2026	51,443
Fiscal 2027	34,961

10. ACCOUNTS PAYABLE

	May 31, 2023	February 28, 2023
	$	$
Accounts payable	1,740,650	1,556,396
Accrued liabilities	105,000	95,724
Wages payable	41,287	11,665
	1,886,937	1,663,785

11. LONG-TERM DEBT

In September 2020, the Company entered into the TLC Water Rights Agreement. Pursuant to the agreement, the Company issued a promissory note for $1,363,613 (US$1,035,000) to be paid in four equal annual installments of $328,561 (US$258,750) plus accrued interest at a rate of 5% per annum. The promissory note was secured by a first priority deed of trust on the property related to this TLC Water Rights Agreement. On recognition, the promissory note was measured by discounting the annual installments plus accrued interest using a discount rate of 15% per annum.

14

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

11. LONG-TERM DEBT (continued)

$
As at February 28, 2022	894,794
Finance charge	59,478
Payment made	(1,051,075)
Foreign exchange adjustment	96,803
As at February 28, 2023 and May 31, 2023	-

In August 2022, the Company repaid the promissory note in full.

12. SHARE CAPITAL

Authorized

Unlimited number of common shares, without par value.

Issued

During the three months ended May 31, 2023:

The Company issued 5,572 common shares in connection with the exercise of 5,572 warrants with a weighted average exercise price of $3.00 for total proceeds of $16,716.  As a result, the Company transferred $763 representing the carrying value of the exercised warrants from reserves to share capital. The Company also issued 540,600 common shares in connection with the exercise of 540,600 stock options with a weighted average exercise price of $1.42 for total proceeds of $801,908.  As a result, the Company transferred $561,349 representing the carrying value of the exercised options from reserves to share capital.

During the year ended February 28, 2023:

In June 2022, the Company issued 2,250,000 common shares of the Company at a fair value of $4,635,000 in relation to the acquisition of additional concessions in Falchani Property. (Note 7)

In January 2023, the Company issued 950,000 common shares of the Company at a fair value of $4,503,000 in relation to the royalty buyback on the TLC Project. (Note 7)

In January 2023, the Company issued 200,000 common shares of the Company at a fair value of $946,000 to acquire of Maran Ventures Ltd. (Note 7)

The Company issued 2,966,282 common shares in connection with the exercise of 3,370,982 warrants with a weighted average exercise price of $3.15 for total proceeds of $9,343,053. As a result, the Company transferred $4,174,948 representing the carrying value of the exercised warrants from reserves to share capital. The Company also issued 3,442,589 common shares in connection with the exercise of 3,442,589 stock options with a weighted average exercise price of $1.32 for total proceeds of $4,583,392. As a result, the Company transferred $3,132,758 representing the carrying value of the exercised options from reserves to share capital.

15

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

12. SHARE CAPITAL (continued)

Warrants

During the year ended February 28, 2023, the Company issued 82,650 warrants in relation to the exercises of Plateau's warrants.

Details of common share purchase warrants outstanding as at May 31, 2023 are as follows:

Number of warrants	Exercise price	Remaining life	Expiry date
	$	(years)
5,791,893	4.00	0.43	November 3, 2023
2,956,250	3.00	0.92	April 29, 2024
16,497,820	3.00	0.95	May 11, 2024
398,833*	1.379	0.91	April 27, 2024
253,905*	1.379	0.95	May 12, 2024
5,023*	1.379	0.96	May 13, 2024
25,903,724

*Upon the exercise of each of these warrants, the holder will receive one common share and one-half share purchase warrant, each full warrant exercisable until May 11, 2024 at $3.00.

A summary of changes of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
		$
Balance, February 28, 2022	28,792,928	3.18
Issued	82,650	3.00
Exercised	(2,635,682)	3.15
Balance, February 28, 2023	26,239,896	3.18
Exercised	(5,572)	3.00
Balance, May 31, 2023	25,903,724	3.18

Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 10% of the issued shares of the Company.

During the year ended February 28, 2023, the Company granted the following stock options:

  In June 2022, the Company granted 100,000 stock options to a consultant at an exercise price of $2.74. These options were granted for a period of five years, vested as follow: 1/4 three months from the date of grant, 1/4 six months from the date of grant, 1/4 nine months from the date of grant, and 1/4 on the first anniversary. The options were valued at $144,340 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 3.17%, forfeiture rate of 0%, no annual dividends, expected volatility of 110% and a grant date market share price at $1.90.
16

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

12. SHARE CAPITAL (continued)

Stock options (continued)

  In July 2022, the Company granted 250,000 stock options to a director and a member of senior management at an exercise price of $1.91. These options were granted for a period of five years, vested as follow: 1/4 three months from the date of grant, 1/4 six months from the date of grant, 1/4 nine months from the date of grant, and 1/4 on the first anniversary. The options were valued at $144,340 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 3.17%, forfeiture rate of 0%, no annual dividends, expected volatility of 110% and a market price of shares at grant date $1.90.
  In October 2022, the Company granted 150,000 stock options to a director at an exercise price of $2.14. These options were granted for a period of five years, vested as follow: 1/4 three months from the date of grant, 1/4 six months from the date of grant, 1/4 nine months from the date of grant, and 1/4 on the first anniversary. The options were valued at $262,860 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 3.41%, forfeiture rate of 0%, no annual dividends, expected volatility of 104% and a market price of shares at grant date $2.24.
  In February 2023, the Company granted 1,300,000 stock options to certain officers, directors, consultants, and employees of the Company at an exercise price of $4.85. These options were granted for a period of five years, vested as follow: 1/3 on date of grant, 1/3 six months from the date of grant, and 1/3 on the first anniversary. The options were valued at $4,689,100 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 2.92%, forfeiture rate of 0%, no annual dividends, expected volatility of 103% and a market price of shares at grant date $4.72.

During the three months ended May 31, 2023, the Company recorded share-based compensation of $1,195,450 (May 31, 2022 - $2,131,373) in relation to stock options.

As at May 31, 2023, the following options were outstanding and exercisable:

Number of options outstanding	Number of options Exercisable	Exercise price	Remaining life	Expiry date
		$	(years)
25,000*	25,000	0.35	0.08	June 29, 2023
134,850	134,850	3.93	0.22	August 17, 2023
166,750	166,750	2.24	0.90	April 23, 2024
200,000	200,000	0.25	1.69	February 4, 2025
1,729,167	1,729,167	1.28	2.30	September 17, 2025
51,515	51,515	1.03	2.53	December 9, 2025
5,758,334	5,758,334	2.17	3.03	June 10, 2026
1,573,000	1,573,000	3.63	3.72	February 16, 2027
100,000	75,000	2.74	4.08	June 29, 2027
250,000	187,500	1.91	4.10	July 4, 2027
150,000	75,000	2.14	4.35	October 4, 2027
1,300,000	433,333	4.85	4.68	February 2, 2028
11,438,616	10,409,449

*expired unexercised subsequent to the period

17

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

12. SHARE CAPITAL (continued)

Stock options (continued)

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average exercise price
		$
Balance, February 28, 2022	14,339,775	2.00
Granted	1,800,000	4.10
Exercised	(3,442,589)	1.32
Cancelled/Expired	(717,970)	2.67
Balance, February 28, 2023	11,979,216	2.47
Exercised	(540,600)	1.47
Balance, May 31, 2023	11,438,616	2.52

Restricted share units ("RSUs")

In February 2022, the Company adopted an incentive plan for its directors, officers, and employees, under which it is authorized to grant a maximum of 5% of the Company's issued shares reserved for issuance for RSU under the incentive plan. Upon vesting, at the Company's discretion, the holder of an RSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of RSUs granted to any one recipient in a 12-month period is limited to 2% of the issued shares of the Company.  In August 2022, the newly adopted incentive plan received approval by the shareholders.

During the year ended February 28, 2023, the Company granted the following RSUs:

  In July 2022, the Company granted 225,000 RSUs to a director and a member of senior management of the Company with a fair value of $423,000. The RSUs will vest on July 4, 2024.
  In October 2022, the Company granted 150,000 RSUs to a director of the Company with a fair value of $336,000.  The RSUs will vest on October 4, 2024.
  In February 2023, the Company granted 2,420,000 RSUs to certain officers and directors of the Company with a fair value of $11,422,400.  The RSUs will vest on October 4, 2024

During the three months ended May 31, 2023, the Company recorded share-based compensation of $2,852,544 (May 31, 2022 - $1,319,381) in relation to the RSUs.

RSU transactions are summarized as follows:

Number of RSUs
Balance, February 28, 2022	2,900,000
Granted	2,795,000
Balance, February 28, 2023 and May 31, 2023	5,695,000

18

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

12. SHARE CAPITAL (continued)

Restricted share units ("RSUs")

A summary of the RSUs outstanding at May 31, 2023 is as follows:

Number of RSUs	Remaining life	Vesting Date
	(years)
2,900,000	0.97	February 16, 2024
225,000	1.35	July 4, 2024
150,000	1.60	October 4, 2024
2,420,000	1.93	February 2, 2025
5,695,000

Performance share units ("PSUs")

In February 2022, the Company adopted an incentive plan for its directors, officers, and employees, under which it is authorized to grant a maximum of 5% of the Company's issued shares reserved for issuance for PSUs under the incentive plan. Upon vesting, at the Company's discretion, the holder of a PSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of PSUs granted to any one recipient in a 12-month period is limited to 2% of the issued shares of the Company.

In February 2023, the Company issued 2,000,000 PSUs to various directors, officers, employees, and consultants of the Company. These 2,000,000 PSUs will vest upon a change of control or disposition of a controlling interest in one of the Company's core assets, but will not vest in connection with the contemplated spin-out transaction involving Macusani Uranium Project.  These PSUs were granted with a fair value of $9,440,000 which is being recorded over an estimated 5 year period.

The PSUs are accounted for as equity-settled awards.

During the three months ended May 31, 2023, the Company recorded share-based compensation of $629,333 (May 31, 2022 - $nil) in relation to the PSUs.

PSU transactions are summarized as follows:

Number of PSUs
Balance, February 28, 2021 and 2022	-
Granted	2,000,000
Balance, February 28, 2023 and May 31, 2023	2,000,000

19

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

13. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

	For the three months ended
	May 31, 2023	May 31, 2022
	$	$
Exploration and evaluation expenditures	-	116,348
Management and directors fees	516,750	388,954
Share-based compensation	2,551,713	1,626,854
	3,068,463	2,132,156

All related party transactions are recorded at the amount agreed to by the Company and the related party.

As at May 31, 2023, the Company owed $32,919 (February 28, 2023 - $4,608) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses.

14. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long-term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders' equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company's investment policy is to invest its cash in low-risk investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company's management of capital during the three months ended May 31, 2023.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, deposits, accounts payable, and due to related parties. As at May 31, 2023, the Company classifies its cash and cash equivalents and short-term investments as fair value through profit and loss and its amounts receivable, deposits, and accounts payable at amortized cost. The fair values of these financial instruments approximate their carrying values because of their current nature.

20

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash and cash equivalents and short-term investments are classified under Level 1.

Level 2 - Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices). The Company does not have any financial instruments classified under Level 2.

Level 3 - Valuations in the level are those with inputs for the asset or liability that are not based on observable market data.  Amounts receivable, deposits, and accounts payable are classified under Level 3.

The Company's financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. The carrying amount of financial assets represents the maximum credit exposure. As at May 31, 2023, the Company has gross credit exposure relating to cash and cash equivalents and short-term investments of $34,465,530. The cash and cash equivalents and short-term investments are held at Canadian chartered and investment banks and the Company considers the credit risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company's ability to continue as a going concern is dependent on management's ability to raise the required capital through future equity or debt issuances but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. As at May 31, 2023, the Company had a cash and cash equivalents balance of $10,546,864 to settle current liabilities of $1,964,550. Liquidity risk is assessed as low.

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, short-term investments, reclamation deposits, and accounts payable and accrued liabilities that are denominated in a foreign currency. As at May 31, 2023, the Company had net assets (liabilities) of USD $10,303,876 and AUD ($102,975) which equates to total net assets of $13,925,600. A 10% fluctuation in the foreign exchange rates against the Canadian dollar would result in a foreign exchange gain/loss of approximately $1,393,000.

Interest Rate Risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash and cash equivalents balances and term deposits with interest based on the prime rate. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

21

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Commodity Price Risk

The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of lithium and uranium. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

During the three months ended May 31, 2023, and the year ended February 28, 2023, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

16. SEGMENTED INFORMATION

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

May 31, 2023	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	34,833,511	115,424,265	150,257,776
Other long-term assets	916,552	60,182	-	976,734
	916,552	34,893,693	115,424,265	151,234,510

February 28, 2023	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	34,833,511	115,424,265	150,257,776
Other long-term assets	785,248	70,178	-	855,426
	785,248	34,903,689	115,424,265	151,113,202

17. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the three months ended
	May 31, 2023	May 31, 2022
	$	$
Supplemental cash-flow disclosure:
Interest paid	-	-
Income taxes	-	-

Supplemental non-cash disclosure:
Reclassification of stock options exercised	561,349	1,144,329
Reclassification of stock options expired/cancelled	-	19,401
Reclassification of warrants exercised	763	-

22

American Lithium Corp. Notes to Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian Dollars - Unaudited)

18. SUBSEQUENT EVENTS

a) The Company completed a strategic investment of $5,360,000 into Surge Battery Metals Inc. ("Surge") on June 9, 2023. The Company was issued 13,400,000 units ("Units") comprising one common share and one share purchase warrant ("Warrant") with each Warrant exercisable for a period of three years from the date of issuance at a price of $0.55 per common share. The securities comprising the Units and any shares underlying the Warrants may not be sold until October 10, 2023. The investment in Surge represents approximately 9.7% of the issued share capital of Surge. American Lithium was also given the right to elect a Director to the Surge Board of Directors and elected to appoint Ted O'Connor, its Executive Vice President, with immediate effect.

b) The Company issued 20,300 common shares and 10,150 warrants in connection with the exercise of 20,300 warrants with a weighted average exercise price of $1.379 for total proceeds of $27,994.  The 10,150 warrants have an exercise price of $3.00 and expire on May 11, 2024.

23